FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2015

▪     Net profit attributable to Endesa Chile’s shareholders totaled Ch$ 90,571 million in June 2015, equivalent to a 2% decrease. This decrease was mainly a consequence of the increased tax expense in Chile as well as the recognition of income from other investments in June 2014 amounting to Ch$ 21,546 million due to the revaluation of Endesa Chile’s 50% shareholding in GasAtacama before the purchase of the additional 50% accomplished in April 2014.

▪    Net energy generation increased 8% to 25,259 GWh, as a result of greater thermal generation (+ 1,096 GWh) mainly in combined cycles in Argentina and Chile, and increased hydro generation (+ 822 GWh) mainly in Colombia and Peru.

▪    Physical sales increased by 11% (+ 2,918 GWh) reaching 29,795 GWh, due to increased sales to regulated customers and to spot market in Chile, and higher spot market sales in Argentina.

▪    Operating revenues increased 14% reaching Ch$ 1,296,577 million, primarily as a consequence of higher average energy sales prices in Chile, greater physical sales mostly in Chile, Argentina and Colombia, and also Ch$ 70,708 million of additional revenues from GasAtacama, company whose financial statements are consolidated into Endesa Chile since May 2014.

▪    Procurement and services costs increased by 16% to Ch$ 698,801 million, primarily as a consequence of higher fuel consumption costs and other variable procurement and services costs, both mainly in Chile.

▪    Given the aforementioned factors, consolidated EBITDA increased 9% as of June 2015, reaching a total of Ch$ 462,624 million.

▪    Net financial expense reached Ch$ 83,575 million, increasing 3% when compared to June 2014, mostly due to increased financial expenses in Argentina.

▪    The share of profits of associates declined 18% to Ch$ 28,649 million as of June 2015, as a result of lower net income in Enel Brasil S.A. and lower contribution from GasAtacama, company that became part of the Group’s consolidation perimeter during the second quarter of 2014.

▪    During the first half of 2015, Endesa Chile obtained the necessary permits for the commercial operation resumption of Bocamina II, which restarted operating on July 1, 2015 after a testing period begun in early June.

• 1 •

FINANCIAL SUMMARY

➢  Consolidated debt decreased US$ 850 million when compared to June 2014, reaching US$ 3,555 million as of June 2015, explained in part by the negotiation of Costanera’s debt with Mitsubishi and bond payments made by Emgesa.

➢  The average interest rate, an important cost factor, decreased by 0.7% to 7.0% when compared to June 2014, primarily due to improved rates in US$ dollar debt.

➢  Financial expense coverage ratio increased from 4.74 to 4.95 times mainly due to a higher EBITDA.

➢  Liquidity, one of our critical factors in financial management, continues to stand in a solid position:

•         Consolidated committed credit lines: US$ 344 million.

•         Consolidated uncommitted credit lines: US$ 282 million.

•         Consolidated cash and cash equivalents: US$ 95 million.

• 2 •

I.- Consolidated Income Statement Analysis

1. - Net Income

Net income attributable to the controlling shareholders of Endesa Chile as of June 2015 amounted to Ch$ 90,571 million, compared to Ch$ 92,737 million booked for the previous period, representing a 2% decrease.

The following shows comparative figures for each of the items of the income statement:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1H 2015	1H 2014	Chg	Chg %

REVENUES	1,296,577	1,137,127	159,450	14%
Sales	1,267,397	1,105,950	161,447	15%
Other operating revenues	29,180	31,177	(1,997)	(6%)
PROCUREMENT AND SERVICES	(698,801)	(602,407)	(96,394)	16%
Energy purchases	(229,718)	(229,242)	(476)	0%
Fuel consumption	(270,187)	(211,817)	(58,370)	28%
Transportation expenses	(136,499)	(131,718)	(4,781)	4%
Other variable procurement and services costs	(62,397)	(29,630)	(32,767)	111%
CONTRIBUTION MARGIN	597,776	534,720	63,056	12%
Other work performed by entity and capitalized	12,484	10,952	1,532	14%
Employee benefits expense	(74,885)	(64,874)	(10,011)	15%
Other fixed operating expenses	(72,751)	(58,216)	(14,535)	25%
GROSS OPERATING INCOME (EBITDA)	462,624	422,582	40,042	9%
Depreciation, Amortization	(112,484)	(96,800)	(15,684)	16%
Reversal of impairment profit	283	(428)	711	(166%)
OPERATING INCOME	350,423	325,354	25,069	8%
NET FINANCIAL EXPENSE	(83,575)	(81,459)	(2,116)	3%
Financial income	9,839	7,669	2,170	28%
Financial costs	(72,822)	(68,195)	(4,627)	7%
Gain (Loss) for indexed assets and liabilities	1,263	2,389	(1,126)	47%
Foreign currency exchange differences, net	(21,855)	(23,322)	1,467	(6%)
OTHER NON-OPERATING RESULTS	32,981	57,146	(24,165)	(42%)
Share of profit (loss) of associates accounted for using the equity method	28,649	34,819	(6,170)	(18%)
Net Income From Other Investments	4,309	22,316	(18,007)	(81%)
Net Income From Sale of Assets	23	11	12	109%
NET INCOME BEFORE TAXES	299,829	301,041	(1,212)	0%
Income Tax	(104,223)	(82,887)	(21,336)	26%
NET INCOME	195,606	218,154	(22,548)	(10%)
Owners of parent	90,571	92,737	(2,166)	(2%)
Non-controlling interest	105,035	125,417	(20,382)	(16%)

Earning per share (Ch$ /share)	11.04	11.31	(0.3)	(2%)

Operating Income

As of June 30, 2015, operating income reached Ch$ 350,423 million, representing an 8% increase when compared to Ch$ 325,534 million reported for the previous period.

• 3 •

The main causes of this improvement were higher operating revenues of Ch$ 159,450 million explained, in general, by a higher average energy sales price, higher physical sales and the full consolidation of GasAtacama for Ch$ 70,708 million. The aforementioned was partially offset by Ch$ 58,370 million higher fuel consumption costs, partly explained by the consolidation of GasAtacama, and Ch$ 32,767 million greater other procurement and services costs.

Endesa Chile EBITDA, or gross operating income, increased by 9% when compared to the previous period, reaching Ch$ 462,624 million, which does not include the profit from the investment in Enel Brasil S.A., not consolidated by Endesa Chile, and therefore accounted for as share of profit (losses) of associates using the equity method, which reached Ch$ 23,495 million as of June 2015.

In summary, the operating revenues, costs and results by country of Endesa Chile and subsidiaries for the periods ended June 30, 2015 and 2014 were as follows:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014

Operating Revenues	736,987	556,822	58,759	51,719	328,981	360,388	172,496	168,288	1,296,577	1,137,127
% of consolidated	57%	49%	5%	5%	25%	32%	13%	14%	100%	100%
Operating Costs	(653,155)	(532,208)	(45,529)	(35,170)	(142,985)	(142,434)	(105,131)	(102,051)	(946,154)	(811,773)
% of consolidated	69%	66%	5%	4%	15%	18%	11%	12%	100%	100%

Operating Income	83,832	24,614	13,230	16,549	185,996	217,954	67,365	66,237	350,423	325,354

The operating revenue, costs and results by subsidiaries of Endesa Chile for the periods ended June 30, 2015 and 2014 were as follows:

	1H 2015			1H 2014
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	43,842	(37,415)	6,427	36,516	(27,433)	9,083
El Chocon	14,968	(8,126)	6,842	15,254	(7,747)	7,507
Investment Vehicles in Argentina and Consolidation Adjustments	(51)	12	(39)	(51)	10	(41)
Edegel	153,754	(98,600)	55,154	152,978	(95,127)	57,851
Investment Vehicles in Peru and Consolidation Adjustments	18,742	(6,531)	12,211	15,310	(6,924)	8,386
Emgesa	328,994	(143,016)	185,978	360,397	(142,465)	217,932
Investment Vehicles in Colombia and Consolidation Adjustments	(13)	31	18	(9)	31	22
Consolidation Foreign Subsidiaries Adjustments	(646)	646	-	(90)	90	-
Endesa Chile and Chilean subsidiaries	736,987	(653,155)	83,832	556,822	(532,208)	24,614

Total Consolidation	1,296,577	(946,154)	350,423	1,137,127	(811,773)	325,354

Energy sales by country of Endesa Chile and subsidiaries for the periods ended June 30, 2014 and 2015 were as follows:

• 4 •

ENERGY SALES (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014

Sales to regulated customers	508,383	285,736	0	0	0	0	84,827	104,539	593,210	390,275
Sales to unregulated customers	120,911	204,291	3,032	5,442	252,463	252,751	51,460	51,638	427,866	514,122
Sales at spot market	76,996	14,227	29,420	12,908	72,663	106,114	3,549	461	182,628	133,710
Other customers	3,734	9,660	10,951	8,456	0	0	5,201	299	19,886	18,415

Total energy sales	710,023	513,914	43,403	26,806	325,126	358,865	145,037	156,937	1,223,590	1,056,522

CHILE

Operations in Chile recorded a Ch$ 59,218 million increase in operating income reaching a total of Ch$ 83,832 million, while EBITDA rose by Ch$ 70,879 million and reached Ch$ 142,709 million as of June 2015. These improved results of the business in Chile were the consequence of increased revenues for Ch$ 180,165 million due mainly to higher physical sales (+ 1,650 GWh), increased average energy sales prices and a Ch$ 70,708 million increase in revenues from GasAtacama, whose results are consolidated since May 2014.

The above was partially offset by a Ch$ 12,859 million increase in energy purchases due to higher physical purchases (+ 1,124 GWh), Ch$ 52,306 million greater fuel consumption costs, primarily due to GasAtacama’s Ch$ 45,218 million in costs, increased expenditure in other variable procurement and services costs amounting to Ch$ 36,034 million mainly due to leasing costs of energy generation facilities for Ch$ 25,968 million and increased water transportation costs destined to the operation of San Isidro power plant for Ch$ 7,375 million, and greater depreciation charges amounting to Ch$ 11,581 million as a result of higher capital improvements made during the second half of 2014 in San Isidro II, Bocamina II and Tal Tal.

ARGENTINA

Operating income in Argentina decreased Ch$ 3,318 million during this period, reaching Ch$ 13,230 million, meanwhile EBITDA reached Ch$ 25,237 million as of June 2015, slightly lower than the Ch$ 25,569 million for the previous period.

Our subsidiary Costanera reached Ch$ 6,429 million in operating income, Ch$ 2,654 million less than the same period of last year, as a consequence of greater operating costs for Ch$ 9,980 million, mainly due to a Ch$ 7,224 million increase in payroll expenses as a result of higher staff and salary adjustment applied due to union agreements, as well as Ch$ 2,970 million in higher depreciation and impairment charges due to additional capital improvements. The later was partially offset by a Ch$ 7,326 million increase in revenues mainly related to 1,036 GWh additional energy sales due to the higher availability of Costanera when compared to the previous period.

Operating income of El Chocón reached Ch$ 6,844 million, showing a Ch$ 663 million decrease when compared to June 2014, mainly due to a Ch$ 285 million decrease in energy sales as a result of lower physical sales (- 112 GWh) to unregulated customers, increased other variable procurement and services costs of Ch$ 695 million and higher payroll expenses of Ch$ 464 million. This was partially offset by Ch$ 700 million lower energy purchases.

• 5 •

The conversion of the financial statements from the Argentine peso to the Chilean peso in both periods resulted in a reduction in Chilean pesos of 0.2% as of June 2015, with respect to June 2014.

COLOMBIA

Operating income in Colombia decreased Ch$ 31,958 million as of June 2015, reaching Ch$ 185,995 million, and EBITDA reached Ch$ 204,430 million, decreasing Ch$ 33,659 million when compared to June 2014 mainly due to Ch$ 31,408 million revenue decline mostly explained by the negative translation effect of Ch$ 40,769 million resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos, which was primarily offset by 629 GWh greater physical sales when compared to the same period of last year.

Operating income was also affected by the Ch$ 8,026 million increase in other fixed operating expenses mainly due to booking the wealth tax established by the Colombian government which amounted to Ch$ 8,883 million, higher fuel consumption of Ch$ 4,765 million related to greater thermal generation, both offset by Ch$ 10,395 million lower energy purchases as a consequence of the lower purchase price at the spot market and also a Ch$ 1,700 million reduction in depreciation and impairment charges.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods led to an 11.4% reduction in June 2015 when compared to June 2014.

PERU

Operating income grew by 2% reaching a total Ch$ 67,365 million as of June 2015 compared to Ch$ 66,237 million in June 2014. EBITDA, or gross operating income increased by 4% reaching Ch$ 90,248 million. The improved performance of operations in Peru resulted from a 3% increase in operating revenue equivalent to Ch$ 4,207 million, mainly due to a Ch$ 20,853 million increase in toll revenues, coupled with a Ch$ 3,204 million reduction of other variable procurement and services costs.

The above was partially offset by an Ch$ 11,900 million decline in energy sales due to lower physical sales (-285 GWh) and a lower average sales price, a Ch$ 4,746 million reduction in other operating revenue related to the insurance claim compensation of the Santa Rosa Power plant T-G7 turbine which took place in 2014 and a Ch$ 3,604 million increase in transportation expenses.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean peso in both periods caused a 1.5% increase in Chilean pesos as of June 2015 when compared to June 2014.

• 6 •

Net Financial Result

Net financial result recorded a Ch$ 83,575 million loss, increasing by 3% when compared to the Ch$ 81,459 million loss in 2014. The most relevant difference explaining this result was the Ch$ 4,627 million increase in financial expenses mainly in Argentina due to a higher level of debt with CAMMESA which was offset by a Ch$ 2,170 million increase in financial income.

Other Results and Taxes

Income from share of profit in associated companies reached Ch$ 28,649 million as of June 2015, decreasing 18% when compared to June 2014. This variation was mainly due to Ch$ 2,988 million lower net income from Enel Brasil and Ch$ 3,053 million less from GasAtacama S.A., related to the change in the consolidation method resulting from the 50% additional shareholding purchased by Endesa Chile in April 2014.

The result of other investments showed a gain of Ch$ 4,309 million, decreasing 81% when compared to June 2014, primarily as a consequence of the Ch$ 21,546 million income booked in 2014 related to the revaluation of the 50% shareholding Endesa Chile owned prior to the 50% additional shareholding purchase of GasAtacama in April last year, which was partly offset by the income from the sale of our subsidiary Túnel El Melón S.A. in January 2015 amounting to Ch$ 4,207 million.

Income tax expenses increased 26% in 2015, equivalent to Ch$ 21,336 million when compared to 2014, mainly in Chile for Ch$ 24,340 million primarily related to the gradual increase of the tax rate as a consequence of the tax reform in place since September 2014.

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	Jun-15	Dec-14	Chg	Chg %

Current Assets	841,126	1,038,058	(196,932)	(19%)
Non-Current Assets	6,245,212	6,199,614	45,598	1%

TOTAL ASSETS	7,086,338	7,237,672	(151,334)	(2%)

The company’s total assets, as of June 2015, decreased Ch$ 151,334 million when compared to December 2014, primarily due to:

➢  Reduction in Current Assets amounting to Ch$ 196,932 million equivalent to19%, mainly due to:

❖  A Ch$ 275,718 million reduction in Cash and Cash Equivalents, mainly due to financial investment withdrawals, supplier payments and dividend payments in Endesa Chile, Emgesa, Edegel, Generandes and GasAtacama.

• 7 •

❖  The above was partially compensated by an Ch$ 84,459 million increase in trade accounts receivables and other receivables, primarily related to energy sales, tolls and fuels in Endesa Chile, Edegel and Emgesa.

➢  Increase of Non-Current Assets amounting to Ch$ 45,598 million, equivalent to 1%, mainly explained by:

❖  An increase in property, plant and equipment amounting to Ch$ 120,755 million related to the Ch$ 263,656 million of investments in the period, the provisions for dismantling obligations of Endesa Chile, Celta and Canela which amounted to Ch$ 31,022 million, offset by Ch$ 110,859 million in depreciation and Ch$ 64,760 million in negative translation effects.

❖  The above was partially compensated by a Ch$ 40,329 million reduction in investments booked using the equity method mainly originated by Enel Brasil due to the Ch$ 50,459 million negative currency translation effect and declared dividends amounting to Ch$ 16,469 million, offset by Ch$ 23,495 million in net income. A reduction in deferred tax assets of Ch$ 19,361 million.

Liabilities and Shareholder's Equity (Million Ch$)	Jun-15	Dec-14	Chg	Chg %

Current Liabilities	1,274,185	1,392,738	(118,553)	(9%)
Non-Current Liabilities	2,335,117	2,321,048	14,069	1%
Equity	3,477,036	3,523,886	(46,850)	(1%)
Equity attributable to owners of parent	2,628,959	2,700,280	(71,321)	(3%)
Non-controlling	848,077	823,606	24,471	3%

TOTAL EQUITY AND LIABILITIES	7,086,338	7,237,672	(151,334)	(2%)

The Company’s Total Liabilities decreased Ch$ 151,334 million when compared to December 2014, mainly due to:

➢  Decrease in current liabilities of Ch$ 118,553 million, equivalent to 9%, mostly explained by:

❖  Reduction in trade accounts payable and other accounts payable amounting to Ch$ 120,945 million, mainly in Endesa Chile, Emgesa and Edegel due to dividend payment, and supplier payments for electricity and fuel purchases.

❖  Decrease in current tax liabilities amounting to Ch$ 84,310 million, mainly in Emgesa and Endesa Chile subsidiaries related to the 2014 income tax payment of Ch$ 84,835 million.

❖  The aforementioned was partially offset by a Ch$ 43,943 million increase in Other current financial liabilities. Increase in Emgesa of Ch$ 7,210 million, mainly due to Ch$ 83,789 million bank loan to finance working capital, interest accruals on bonds amounting to Ch$ 35,559 million, offset by bond capital and interest payments of Ch$ 109,540 million. Increase in Edegel of Ch$ 25,547 million, mainly from transferring Ch$ 25,048 million long term bank debt  into the short term bank debt and adding new bank debt of Ch$ 13,384 million, offset by bond capital and interest payments and bank loan repayments amounting to Ch$ 14,529 million. Increase in Endesa Chile of Ch$ 9,078 million, mainly due to the exchange difference on debt in bonds of Ch$ 6,458 million and an increase in the valuation of forwards of Ch$ 2,724 million.

• 8 •

❖  A Ch$ 51,344 million increase in accounts payable to related companies mainly due to Ch$ 180,603 million structured loan between Endesa Chile and Enersis, exchange difference amounting to Ch$ 12,041 million, offset by the dividend payments of Ch$ 91,888 million and the payment of structured loan  amounting to Ch$ 61,661 million.

➢  Increase of Non-Current Liabilities amounting to Ch$ 14,069 million, equivalent to 1%, primarily explained by the following:

❖  Increase in Other non-current provisions of Ch$ 70,208 million. In Emgesa explained by El Quimbo environmental liabilities update of Ch$ 38,592 million. In Endesa Chile, Celta and Canela related to the increase of dismantling provisions for Bocamina II, Quintero and San Isidro power plants of Ch$ 31,022 million.

❖  The above was partially compensated by a reduction of Ch$ 34,807 million in other non-current financial liabilities. In Edegel, a reduction of Ch$ 51,440 million mainly from the transfer of long term debt into the short term of Ch$ 25,048 million, and the prepayment of Ch$ 26,234 million on a bank loan. Reduction of Ch$ 27,237 million in Emgesa due to currency translation effects of Ch$ 27,396 million, compensated by a increase of Ch$ 45,690 million in Endesa Chile, explained by exchange differences and readjustments on bonds of Ch$ 27,660 million, and swap and forward contracts for Ch$ 20,223 million.

➢ Equity declined by Ch$ 46,850 million compared to December 2014. The controlling shareholder’s fell by Ch$ 71,321 million, mainly explained by the negative variation in the currency conversion reserves of Ch$ 62,275 million and a reduction of Ch$ 32,575 million in hedging reserves and accrued dividends of Ch$ 66,911 million, offset by the net income of Ch$ 90,571 million for the period.

➢  Minority shareholdings increased by Ch$ 24,471 million, mainly due to the net income of the period which amounted to Ch$ 105,035 million, offset by negative comprehensive results of Ch$ 19,499 million and the dividends booked for the period which amounted to Ch$ 61,065 million.

• 9 •

Evolution Of Key Financial Ratios

Indicator		Unit	Jun-15	Dec-14	Jun-14	Chg	Chg %

Liquidity	Liquidity	Times	0.66	0.75	-	(0.09)	(12%)
	Acid-test *	Times	0.60	0.69	-	(0.09)	(13%)
	Working capital	Million Ch$	(433,059)	(354,680)	-	(78,379)	22%
Leverage	Leverage **	Times	1.04	1.05	-	(0.01)	(1%)
	Short-term debt	%	35.3%	37.5%	-	(2.2%)	(6%)
	Long-term debt	%	64.7%	62.5%	-	2.2%	4%
	Financial expenses coverage*	Times	4.95	-	4.74	0.21	4%
Profitability	Op. income / Op. Revenues	%	27.0%	-	28.6%	(1.6%)	(6%)
	ROE ***	%	12.4%	-	13.1%	(0.7%)	(6%)
	ROA ***	%	8.4%	-	8.7%	(0.3%)	(4%)

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

The current liquidity ratio as of June 2015 was 0.66 times, showing a 12% reduction when compared to December 2014. Notwithstanding the above, the Company holds a solid liquidity position, complying with its obligations with banks, financing its investments with cash surpluses and showing an adequate debt maturity schedule.

The acid test ratio reached 0.60 times, representing a 13% decrease when compared to December 2014.

Working capital reached a negative Ch$ 433,059 million, increasing 22% when compared to December 2014, which is a temporary situation and immaterial given the  appropriate level of  liquidity of the company.

The debt ratio reached 1.04 times as of June 2015 representing a 1% decrease when compared to 2014.

3. -Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 279,235 million negative net cash flow during the period of 2015, composed by the following categories:

Cash Flow (Million Ch$)	1H 2015	1H 2014	Chg	Chg %

Net cash flows from (used in) operating activities	318,512	254,979	63,533	25%
Net cash flows from (used in) investing activities	(286,791)	(271,073)	(15,718)	6%
Net cash flows from (used in) financing activities	(310,956)	(82,290)	(228,666)	278%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(279,235)	(98,384)	(180,851)	184%

• 10 •

Operating activities generated a Ch$ 318,512 million positive cash flow, which represents a 25% increase when compared to June 2014. This cash flow was mainly composed by collections of sales of good and rendered services amounting to Ch$ 1,519,109 million, offset by payments to suppliers of goods and services amounting to Ch$ 867,343 million, tax payments amounting to Ch$ 178,623 million and employee related payments amounting to Ch$ 63,703 million.

Investment activities generated a Ch$ 286,791 million negative cash flow, mainly due to the Ch$ 310,456 million addition of property, plant and equipment. The above was partially compensated by the net cash inflow from the sale of Túnel el Melón amounting to Ch$ 6,640 million and Ch$ 19,371 million of financial investment withdrawals.

Financing activities generated a Ch$ 310,956 million negative cash flow. This cash flow was the result of the payment of loans and financial leasing amounting to Ch$ 336,962 million, dividends paid for Ch$ 319,480 million, and Ch$ 84,117 million paid in interests, offset by the collection of loan payments from related companies and third parties of Ch$ 434,611 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	1H 2015	1H 2014	1H 2015	1H 2014

Endesa Chile	160,497	66,978	35,592	28,627
Endesa Eco	-	-	-	-
Pehuenche	240	432	4,242	4,212
Inversiones Gas Atacama	-	140	5,835	2,022
Celta	8,018	16,692	12,662	11,097
Túnel El Melón	-	-	-	29
EASA (Group)	23,075	15,130	12,006	8,939
Emgesa	106,237	90,972	17,937	18,836
Generandes Peru (Group)	12,389	23,332	22,585	20,295

Total Consolidated	310,456	213,676	110,859	94,057

• 11 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with the current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 62% as of June 30, 2015.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 12 •

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Jun-15	Dec-14
	%	%

Fixed Interest Rate	62%	67%
Variable Interest Rate	38%	33%

Total	100%	100%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each of the company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 13 •

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. At June 30, 2015 the Company held swaps for 173,000 barrels of Brent, 65,000 API2 coal tons and 65,000 tons of BCI7 transport, all maturing on July 31, 2015. As of December 31, 2014, the Company held swaps for 266,000 barrels of Brent for January 2015  and 350,000 MMBTU of Henry Hub gas for February 2015.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 20 and appendix 4, respectively.

As of June 30, 2015, the Endesa Chile Group’s liquidity was Ch$ 60,911 million in cash and other cash equivalents and Ch$ 160,367 million in long-term committed credit facilities. As of December 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 336,629 million in cash and other cash equivalents, and Ch$ 200,530 million in long-term committed credit facilities.

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

• 14 •

In selecting the banks for such investments, only those with investment grade ratings from the three main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk burden of the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible changes in the fair value of the portfolio in one day.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

• 15 •

Financial Position (Th Ch$)	Jun-15	Dec-14

Interest Rate	14,859,902	20,291,690
Exchange Rate	2,448,781	2,632,675
Correlation	(2,742,754)	(3,443,888)

Total	14,565,929	19,480,477

These values represent the potential increase in the debt and derivatives portfolio, therefore these values at risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each year.

The Value at Risk positions have evolved during the first half of 2015 and 2014 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, would result in the need to make prepayments of debt.

• 16 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

• 17 •

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@enel.com

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

catalina.gonzalez@enel.com

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

guillermo.berguecio@enel.com

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

francisco.basauri@enel.com

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 18 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 29, 2015